Cuentas, Inc.

235 Lincoln Rd., Suite 210

Miami Beach, FL 33139

September 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services100 F Street, N.E.

Washington, DC 20549

Attn: Cara Wirth

Re:	Cuentas, Inc.
Registration Statement on Form S-3
Filed September 2, 2022, as amended
File No. 333-262727

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cuentas, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, September 22, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Shalom Arik Maimon
Shalom Arik Maimon
Interim Chief Executive Officer

Cc: Ellenoff Grossman & Schole LLP